Exhibit 99.77c

77C. On October 1, 2001 the sole shareholder of OLDE Money
Market Series, OLDE Premium Money Market Series and OLDE
Premium Plus Money Market Series authorized the Board of
Trustees of OLDE Custodian Fund to terminate the Trust in accordance with the provisions of the Agreement and Declaration of Trust.

The Board of Trustees of OLDE Custodian Fund terminated the
Trust effective October 10, 2001.